RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, New York 12203

Investment Options and Limits Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date. If there is any conflict between this endorsement and the contract, including any attached riders and endorsement provisions, these endorsement provisions take precedence.

The Investment Options and Limits provision of Your rider is replaced with the following:

Investment Options and Limits

This rider requires 100% allocation of purchase payments and Your Contract Value to approved investment option(s) for this rider. Certain approved investment options may only be available within an allocation plan, subject to requirements and percentage limitations as shown under Contract Data. You may contact Us for additional details regarding the allocation plan requirements and limitations.

Your initial approved investment option selection(s) are shown under Contract Data. You may, by Written Request or other method agreed to by Us, change Your choice of approved investment options, change to a different allocation plan, if available, or change Your investment allocations subject to Our requirements. The number of transfers allowed each contract year is shown under Contract Data.

Because this rider requires that Your Contract Value be invested in one or more approved investment options for the duration of the rider, and You cannot terminate this rider once You have selected it, if You later decide You do not want to invest in any of the approved investment options, You must terminate Your contract by requesting a full surrender. Surrender charges and tax penalties may then apply.

If You request an allocation or transfer to subaccounts that are not approved investment option(s) under the terms of this rider, You will be notified and a new request must be submitted.

We reserve the right to add, remove, combine, or substitute approved investment options in Our sole discretion, subject to any required regulatory approval. We reserve the right to close or restrict approved investment options in Our sole discretion, subject to any required regulatory approval. We also reserve the right to add or remove allocation plans, in Our sole discretion, subject to any required regulatory approval. Any change We make to the approved investment options or allocation plans will apply to current allocations, future purchase payments and transfers.

We will provide advance written notice of any change to the approved investment options or the allocation plans. The change will take effect on the date We declare in the written notice. If You make a purchase payment or request a transfer, You must update Your Contract Value and purchase payment allocations to comply with Our requirements.

RiverSource Life Insurance Co. of New York

Secretary

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